United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

Consolidated Financial Statements For the Years ended December 31, 2006, 2005 and 2004 and Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm,

Consolidated Balance Sheet as of December 31, 2005 and 2006.

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2004, 2005 and 2006.

Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2005 and 2006.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Aracruz Celulose S.A. and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated January 09, 2007, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Isac Roffé Zagury

Carlos Augusto Lira Aguiar	Isac Roffé Zagury
Chief Executive Officer	Chief Financial Officer
January 09, 2007	January 09, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Aracruz Celulose S.A.

We have audited management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Aracruz Celulose S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated January 09, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
January 09, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 09, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
January 09, 2007

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

	December 31,			December 31,

Assets	2005	2006	Liabilities and stockholders' equity	2005	2006

Current assets			Current liabilities

Cash and cash equivalents	34,114	48,414	Suppliers	84,839	95,574
Short-term investments	521,613	531,229	Payroll and related charges	19,525	25,246
Accounts receivable, net			Income and other taxes	21,492	38,391
Securitization program	232,311		Short-term borrowings - export financing and other	80,496	4,677
Other	20,995	285,795	Current portion of long-term debt
Inventories	173,873	202,704	Related party	59,130	65,360
Deferred income tax	14,439	15,375	Other	145,276	1,854
Recoverable taxes	89,727	109,165	Accrued finance charges	7,116	17,896
Prepaid expenses and other current assets	7,733	8,242	Accrued dividends - interest payable on stockholders’ equity	65,947	36,545
			Other accruals	1,344	1,276
Total current assets	1,094,805	1,200,924
			Total current liabilities	485,165	286,819
Property, plant and equipment, net	2,068,547	2,151,212
			Long-term liabilities
Investment in affiliated company	313,940	324,736	Long-term debt
Goodwill	192,035	192,035	Related party	204,665	232,191
			Other	805,620	922,859
			Tax assessments and litigation contingencies	214,596	221,495
			Deferred income tax, net	56,366	96,035
			Suppliers	9,988	3,020
Other assets			Other	22,851	30,211
Advances to suppliers	64,343	81,485
Deposits for tax assessments	20,476	26,778	Total long-term liabilities	1,314,086	1,505,811
Recoverable taxes	3,832	15,093
Other	6,027	3,665	Commitments and contingencies (Note 14 and 15)
Total other asstes	94,678	127,021
			Minority interest	331	875

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

(Continued)

	December 31,			December 31,

	2005	2006		2005	2006

			Stockholders' equity
			Share capital - no-par-value shares authorized and
			issued
			Common stock - 2005 and 2006 - 455,390,699 shares	297,265	297,265
			Preferred stock
			Class A - 2005 – 38,022,178 shares 2006 –
			37,962,555 shares	31,105	31,056
			Class B - 2005 - 539,141,243 shares; 2006 -
			539,200,866 shares;	583,391	583,440
			Treasury stock
			Class B preferred stock – 2005 and 2006 -
			1,483,200 shares;
			Common stock – 2005 and 2006 -
			483,114 shares	(2,639)	(2,639)

			Total share capital	909,122	909,122

			Appropriated retained earnings	1,012,799	1,419,079
			Unappropriated retained earnings (deficit)	42,502	(125,778)

			Total stockholders' equity	1,964,423	2,202,423

Total assets	3,764,005	3,995,928	Total liabilities and shareholders´ equity	3,764,005	3,995,928

Aracruz Celulose S.A.

Consolidated Statements of Operations
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

	Year ended December 31,

	2004	2005	2006

Operating revenues
Domestic	66,083	62,019	77,431
Export	1,256,648	1,469,646	1,845,026
Gross operating revenues	1,322,731	1,531,665	1,922,457
Sales taxes and other deductions	(155,618)	(186,432)	(241,624)
Net operating revenues	1,167,113	1,345,233	1,680,833
Operating costs and expenses
Cost of sales	700,333	783,578	1,037,896
Selling	53,850	64,430	74,005
Administrative	31,072	33,820	57,020
Other, net	25,208	16,313	12,514
Total operating costs and expenses	810,463	898,141	1,181,435

Operating income	356,650	447,092	499,398
Non-operating (income) expenses, net
Financial income	(56,123)	(125,439)	(181,733)
Financial expenses	119,976	137,276	149,719
Gain on currency remeasurement, net	(16,197)	(21,386)	(7,641)
Other, net	(76)	(778)	(7)

Total non-operating (income) expenses, net	47,580	(10,327)	(39,662)
Income before income taxes, minority interest
and equity in results of affiliated companies	309,070	457,419	539,060
Income tax expense
Current	42,746	71,086	30,754
Deferred	27,510	1,142	38,740

Total income tax expense	70,256	72,228	69,494
Minority interest	(9)	(31)	(544)
Equity in results of affiliated companies	(11,568)	(44,062)	(13,705)
Net income	227,237	341,098	455,317

Aracruz Celulose S.A.

Consolidated Statements of Operations
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

(Continued)

	Year ended December 31,

	2004	2005	2006

Basic and diluted earnings per share
Common stock	0.21	0.31	0.42
Class A preferred stock	0.23	0.34	0.46
Class B preferred stock	0.23	0.34	0.46

Weighted-average number of shares
outstanding (thousands) - basic and diluted
Common stock	454,908	454,908	454,908
Class A preferred stock	38,074	38,022	38,015
Class B preferred stock	537,711	537,739	537,665

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

	Year ended December 31,

	2004	2005	2006
Cash flows from operating activities
Net income	227,237	341,098	455,317
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	206,952	211,615	217,842
Equity in results of affiliated companies	11,568	44,062	13,705
Deferred income tax	27,510	1,142	38,740
Gain on currency remeasurement, net	(16,197)	(21,386)	(7,641)
Loss on sale of equipment	325	1,005	(46)
Loss on sale of APM	5,125
Decrease (increase) in assets
Accounts receivable, net	8,449	(58,514)	(47,366)
Inventories, net	1,082	(47,653)	(28,831)
Interest receivable on short-term investments	(81,639)	(45,206)	(6,281)
Recoverable taxes	(18,904)	(45,170)	(22,093)
Other	(2,905)	(3,609)	(1,902)
Increase (decrease) in liabilities
Suppliers	(39,907)	26,825	(614)
Payroll and related charges	(1,420)	3,782	4,606
Income and other tax assessments
and litigation contingencies	39,793	38,953	5,725
Accrued finance charges	1,714	(811)	10,697
Other	(1,296)	(391)	3,010

Net cash provided by operating activities	367,487	445,742	634,868

Cash flows from investing activities
Short-term investments:
Applications	(31,377)	(141,736)	(175,913)
Redemptions	18,623	143,750	223,331
Proceeds from sale of APM	17,276
Proceeds from sale of equipment	805	724	565
Investments in affiliate	(99,000)	(69,097)	(24,500)
Additions to property, plant and equipment	(94,541)	(147,884)	(301,009)

Net cash used in investing activities	(188,214)	(214,243)	(277,526)

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

(Continued)

	Year ended December 31,

	2004	2005	2006
Cash flows from financing activities
Short-term debt, net	(109,503)	86,962	(73,649)
Long-term debt
Issuances
Related parties		60,205	72,776
Other	362,488	25,000	809,000
Repayments
Related parties	(54,630)	(56,245)	(63,693)
Other	(211,881)	(209,319)	(834,042)
Treasury stock acquired		(351)
Dividends and interest on stockholders´ equity paid	(198,668)	(139,420)	(251,758)

Net cash used in financing activities	(212,194)	(233,168)	(341,366)

Effect of changes in exchange rates on cash and cash
equivalents	3,111	(691)	(1,676)

Increase (decrease) in cash and cash equivalents	(29,810)	(2,360)	14,300

Cash and cash equivalents, beginning of year	66,284	36,474	34,114

Cash and cash equivalents, end of year	36,474	34,114	48,414

Supplementary cash flow information
Interest paid	138,011	80,919	76,030

Income taxes paid	9,340	95,359	41,450

Non-cash transaction:
Unpaid accrued dividends and interest on
stockholders’ equity	10,433	65,947	36,545

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

	Year ended December 31,

	2004		2005		2006

	Shares	US$	Shares	US$	Shares	US$
Share Capital
Common stock
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265

Preferred stock – Class A
Balance, January 1	38,137,170	31,199	38,022,178	31,105	38,022,178	31,105
Conversion to Class B stock	(114,992)	(94)			(59,623)	(49)

Balance, December 31	38,022,178	31,105	38,022,178	31,105	37,962,555	31,056

Preferred stock - Class B
Balance, January 1	539,026,251	583,297	539,141,243	583,391	539,141,243	583,391
Conversion from Class A stock	114,992	94			59,623	49

Balance, December 31	539,141,243	583,391	539,141,243	583,391	539,200,866	583,440

Treasury stock
Balance, January 1 – Preferred and common stock	(1,861,114)	(2,288)	(1,861,114)	(2,288)	(1,966,314)	(2,639)
Treasury stock acquired – Class B Preferred stock			(105,200)	(351)

Balance, December 31	(1,861,114)	(2,288)	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Total share capital	1,030,693,006	909,473	1,030,587,806	909,122	1,030,587,806	909,122

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

(Continued)

	Year ended December 31,
	2004		2005		2006
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward - total share capital	1,030,693,006	909,473	1,030,587,806	909,122	1,030,587,806	909,122
Appropriated Retained Earnings
Fiscal-incentive reserve
Balance, January 1		34,934		53,819		69,300
Transfer from unappropriated retained earnings		18,885		15,481		6,570
Balance, December 31		53,819		69,300		75,870
Investments reserve
Balance, January 1		240,509		482,013		823,434
Transfer from unappropriated retained earnings		241,504		341,421		361,471
Balance, December 31		482,013		823,434		1,184,905
Legal reserve
Balance, January 1		58,803		83,695		120,065
Transfer from unappropriated retained earnings		24,892		36,370		38,239
Balance, December 31		83,695		120,065		158,304
Total appropriated retained earnings		619,527		1,012,799		1,419,079
Balance carried forward	1,030,693,006	1,529,000	1,030,587,806	1,921,921	1,030,587,806	2,328,201

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

(Continued)

	Year ended December 31,

	2004		2005		2006

	Shares	US$	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	1,529,000	1,030,587,806	1,921,921	1,030,587,806	2,328,201

Unappropriated retained earnings
Balance, January 1		557,242		285,287		42,502
Net income		227,237		341,098		455,317
Cash dividends (per share: 2004 - US$ 0.12 to Class A preferred stock and US$ 0.11 to both Class B preferred and common stock;
2005 - US$ 0.06 to Class A preferred stock and US$ 0.05 to
both Class B preferred and common stock; 2006 - US$ 0.07 to
both Class A preferred and Class B preferred stock and US$ 0.06
to common stock)		(122,720)		(59,484)		(70,969)
Interest on Stockholders´ Equity (per share: 2004 - US$ 0.09 to both
Class A and B preferred stock and US$ 0.08 to common stock;
2005 - US$ 0.13 to both Class A and B preferred stock and US$ 0.12 to common stock)
2006 - US$ 0.15 to both Class A and B preferred stock and US$ 0.13
to common stock)		(91,191)		(131,127)		(146,348)
Transfer to reserves		(285,281)		(393,272)		(406,280)

Balance, December 31		285,287		42,502		(125,778)

Total stockholders’ equity	1,030,693,006	1,814,287	1,030,587,806	1,964,423	1,030,587,806	2,202,423

Comprehensive income is comprised as follows:
Net income		227,237		341,098		455,317

Total comprehensive income		227,237		341,098		455,317

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

1.	Operations and summary of significant accounting policies
	1.1	Operations

Aracruz Celulose S.A. and its subsidiaries (the "Company") produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities.

1.2	Summary of significant accounting policies

The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Remeasurement gains and losses are recognized in the income statement and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2006 was a net gain of US$ 8 million (US$ 21 million in 2005 and US$ 16 million in 2004). The exchange rates at December 31, 2006, 2005 and 2004 were, respectively: US$ 1: R$ 2.1380, R$ 2.3407 and R$ 2.6544.

Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b) Basis of consolidation

The financial statements of all majority-owned subsidiaries, Private Investment Fund as well as Arcel Finance Limited (see Note 10), have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp -Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company ("Aracruz Trading International Ltd."), the Private Investments Funds Pulp and Lyptus and the Arcel Finance Limited.

(c) Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and original maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

(d) Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, short-term investments and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and short-term investments by placing its investments with highly-rated financial institutions. An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(e) Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or market values. Cost is determined principally on the average-cost method. Cost is adjusted for slow-moving or obsolete inventories when considered appropriate.

(f) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee and for its long-term investment in Aracruz Produtos de Madeira S.A. ("APM") in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

(g) Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the years resulted in no impairment losses. The Goodwill registered in the Company’s financial statements mainly refers to the acquisition of Riocell S.A.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(h) Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance cost including costs related to site preparation, planting, fertilization, herbicide application and thinning, together with related taxes, are capitalized as timber resources. Depletion is determined on stand by stand basis, excluding from the amount to be depleted the portion of development costs that benefit future harvests; such costs remain capitalized and are included in the future depletion cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on borrowings are capitalized exclusive of the foreign currency translation effects .

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

The costs of logging roads and related facilities included in property, plant and equipment, under the heading “Buildings, improvements and installations“ are depreciated over their useful lives.

Maintenance expenses, including those related to programmed maintenance of the Company’s facilities, are charged to the cost of production as incurred.

(i) Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(j) Research and development

Expenditures for research and development were US$ 8.6 million, US$ 6.3 million and US$ 4.9 million for the years ended December 31, 2006, 2005 and 2004 respectively. All such costs are expensed as incurred.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(k) Recoverability of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. During all years presented there is no events or changes in circumstances indicating that the carrying value of on asset or group at assets may not by recoverable.

(l) Advances to suppliers

Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistance or other assets that will be used to grow eucalyptus plants) to small private producers in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives all of the eucalyptus plants grown by these small private producers. The allocation between current and non-current asset is calculated based on the estimated timing of future harvest.

(m) Employee retirement and post-employment benefits

The cost of the employee retirement benefits is accrued currently. Employee postretirement and post-employment benefits as defined by SFAS 106 - “Employers’ Accounting for Postretirement Benefits other than Pensions” and SFAS 112 - “Employers’ Accounting for Post-employment Benefits”, respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause.

(n) Compensated absences

The liability for employees' future vacation compensation is accrued as vacation vests during the year.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(o) Revenues and expenses

Revenues arise from annual and long-term sales contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

The Company reflects rebates, discounts and value-added taxes as a reduction of gross operating revenues.

(p) Shipping and handling fees

Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. The related costs incurred for related to shipping and handling are classified as costs of sale.

(q) Accounting for derivatives and hedging activities

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company recognizes all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations.

(r) Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on tax losses carryforward. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not more likely than not.

(s) Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend preferences applicable to the Company's Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2004, 2005 and 2006 (see Note 11).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(t) Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 19.

(u) Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 16. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

2.	Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 - “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

(a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

(c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

(d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(e) Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that such pronouncement will not have a material impact in the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156 – “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

In June 2006, the FASB issue EITF 06-3: "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", which reached a consensus that taxes collected from customers and remitted to governmental authorities could be presented on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. As discussed in Note 1, the Company's accounting policy is, and hasd historically been, to present such taxes on a net basis.

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

In September 2006, the FASB issued Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This guidance is applicable to entities in all industries. The FSP is effective for the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements. As discussed in Note 1, costs associated with planed major maintenance activities are expensed as incurred.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

3	Taxes

3.1	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution. The deferred income tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutorily enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2006, 2005 and 2004.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,

	2004	2005	2006

Income before income taxes, minority interest
and equity in results of affiliated companies	309,070	457,419	539,060

Federal income tax and social
contribution at statutory rates	105,084	155,522	183,280
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using
historical exchange rates and indexing
for tax purposes:	70,450	59,976	35,295
Fiscal incentive – income tax (*)	(15,680)	(8,708)
Results in subsidiaries with different tax rates	(54,847)	(90,574)	(101,644)
Interest on stockholders´ equity	(33,111)	(46,584)	(50,570)
Other	(1,640)	2,596	3,133

Income tax expense reported in the consolidated
Statements of income	70,256	72,228	69,494

(*) See note 15.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

	December 31,
	2005	2006

Deferred Tax Asset - Current Assets
Unrealized profits on intercompany inventory
transactions	14,439	15,375

Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable
on cash basis	43,393	71,607
Difference in basis of accounting for
Property, plant and equipment	75,733	67,963
Tax loss carryfowards from operations	(19,029)	(11,512)
Deductible temporary differences - other provisions	(43,731)	(32,023)

Net deferred tax liability – long-term	56,366	96,035

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.2	Recoverable taxes

	December 31,

	2005	2006
Recoverable taxes
Prepaid income tax and social contribution	60,449	76,533
Withholding income tax on financial investments	14,141	20,021

Value-Added Tax Credit - ICMS (*)	119,051	145,264
Valuation allowance on Value-Added Tax Credit	(113,460)	(140,204)
Pis and COFINS contribution on acquisition of goods	10,198	21,720
Other	3,180	924

Total recoverable taxes	93,559	124,258

Current	89,727	109,165
Long-term	3,832	15,093
Total	93,559	124,258

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo. However, the Company cannot determine whether negotiations with the State authorities will result in the utilization of the credits in the foreseeable future. Consequently, the Company has been constituting a valuation allowance of 100% of the total credits outstanding related to the Barra do Riacho Plant. At December 31, 2006, the Company had ICMS credits in the amount of US$ 144,570 (US$ 117,291 at December 31, 2005) of which the amount of US$ 140,204 had a provision for loss (US$ 113,460 at December 31, 2005).

In September 2005, the government of the State of Espírito Santo issued a new legislation allowing the assignment to other taxpayers of ICMS credits resulting from export sales. The new legislation, as amended in June 2006, sets forth that the assignment of such credits should be requested by October 31, 2006. A new amendment was published in by December 20, 2006, with assignment to be requested by June 29, 2007. The Company successfully negotiated the assignment of part of its accumulated credits to third parties. In 2006 the Company assigned credits to third parties in the amount of US$ 4,766 at a discount of US$ 1,472.

4	Cash and cash equivalents

	December 31,
	2005	2006
Brazilian reais	178	816
United States dollars	33,566	47,103
Other European currencies	370	495
	34,114	48,414

Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions and with original maturities with 90 days or less.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

5	Short-term investments

Short-term investments represent principally investments included in one private investment fund which is entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from January 2007 to April 2011. Those debt securities are classified as available for sale. The securities included in the portfolio of the private investment funds have daily liquidity with interest recognized in the Company’s results of operations. The interest is linked to the daily interbank rate. The marked to market adjustments relating to these debt securities were immaterial for all periods presented.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the Company.

6	Accounts receivable, net

	December 31,

	2005	2006
Customers - pulp sales
Domestic	5,820	8,540
Export	233,164	261,608
Advances to suppliers	4,212	2,048
Other	14,177	18,233

	257,373	290,429
Allowance for doubtful accounts	(4,067)	(4,634)

Total, net	253,306	285,795

Changes in allowance for doubtful accounts are as follows:

	2005	2006

Balance as of January 1	(3,862)	(4,067)
Provision for doubtful accounts	(241)	(592)
Write-offs	36	25
Balance as of December 31	(4,067)	(4,634)

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

At December 31, 2006, two customers accounted for 38% and 11%, respectively (at December 31, 2005, three customers accounted for 33%, 11% and 10%, respectively), of total customer receivables and no other accounted for more than 10%.

As of December 31, 2005, US$ 232,311 of export receivables were included in the securitization program (Note 10(b)). In December 2006, the outstanding financing under the securitization program was prepaid, as discussed in Note 10(b).

Export receivables are denominated in the following currencies:

	December 31,
	2005	2006
United States dollars	232,105	259,112
European currency units – EURO	1,059	2,496
	233,164	261,608

7	Inventories

	December 31,
	2005	2006
Finished products	113,282	130,192
Raw materials	21,597	27,027
Maintenance supplies and other	38,994	45,485
	173,873	202,704

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

8	Property, plant and equipment

	December 31, 2005
		(Accumulated
		depreciation and
	Cost	depletion)	Net

Land	297,004		297,004
Timber resources	333,455	(47,695)	285,760
Buildings, improvements and installations	566,864	(346,194)	220,670
Equipment	2,485,389	(1,339,497)	1,145,892
Information technology equipment	54,211	(45,531)	8,680
Other	137,716	(97,433)	40,283
	3,874,639	(1,876,350)	1,998,289
Construction in progress	70,258		70,258

Total	3,944,897	(1,876,350)	2,068,547

	December 31, 2006
		(Accumulated
		depreciation
	Cost	and depletion)	Net

Land	375,673		375,673
Timber resources	398,860	(51,860)	347,000
Buildings, improvements and installations	583,590	(364,787)	218,803
Equipment	2,556,694	(1,470,088)	1,086,606
Information technology equipment	55,565	(48,356)	7,209
Other	138,845	(104,638)	34,207
	4,109,227	(2,039,729)	2,069,498
Construction in progress	81,714		81,714

Total	4,190,941	(2,039,729)	2,151,212

As of December 31, 2006 and 2005 the entire Company mill in the amount of US$ 1,365,842 and US$ 1,247,562, respectively was securing financial obligations .

9     Investment in affiliated company

Veracel Celulose S.A.

The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2006 the Company’s investment in Veracel amounted to US$ 324,736. Included in investment is an unamortized goodwill of US$ 15,015. In 2006, the Company recognized an equity loss of US$ 13,349 (2005 - loss of US$ 42,674; 2004 – loss of US$ 11,526).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

The summarized financial information of Veracel as of December 31, 2006 and 2005 and for the three years then ended is as follows:

		As of December 31,
		2005	2006

Current assets		137,596	132,011
Non-current assets		1,277,944	1,340,591
Current liabilities		71,066	160,956
Non-current liabilities		1,344,474	1,311,646

	For the year ended December 31,
	2004	2005	2006

Gross revenues (*)	46,864	130,422	356,336
Gross profit	12,066	21,860	113,665
Net loss	(23,052)	(85,348)	(26,698)

(*) Sales to the Company amounted to R$46,066, R$65,385 and R$167,813, during 2004, 2005 and 2006, respectively.

Aracruz Produtos de Madeira S.A. (APM)

In October 2004, the Company sold to a third party 2/3 of the shares of APM; the remaining 1/3 of the shares of APM are being accounted by the Company under the equity method of accounting.

At December 31, 2006, the Company´s investment in APM amounted US$ 11,513 (US$ 11,868 in 2005). In 2006, the Company recognized an equity loss of US$ 355 (US$ 1,388 in 2005).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

10	Short-term borrowings and long-term debt

(a)	Short-term borrowings - export financing and other

At December 31, 2006, the balance of short-term debt consisted of rural credit in the amount of US$ 4,677 (US$ 80,496 as of December 31, 2005) with interest rate of 8.75% .

(b)	Long-term debt

	December 31,

	2005	2006

Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus
10.5% (2005 - 7.8% to 10.5%) due 2007 to 2016	223,562	258,193
Credit Export Note – 100% CDI, due 2008 to 2013		48,859
BNDES Term loans – 7.45% to 9.35% (2005 –
8.51% to 9.51%), due 2007 to 2016 and indexed
to BNDES basket of currencies	40,233	39,358

	263,795	346,410
Denominated in US Dollars:
International Finance Corporation (IFC) –
(2005 – 7.42%) due 2007 to 2014	50,000
Securitization of export receivables – 5.98% to 7.05%
due 2007 to 2012	711,580
Import financing – 5.55% to 6.20% (2005 – 3.82%
to 4.47%), due 2007 to 2007	5,561	1,854
Pre-export financing – 5.75% to 6.48% (2005 -
5.02% to 6.10%) due 2010 to 2014	183,755	874,000

	950,896	875,854

Total	1,214,691	1,222,264
Less current maturities	(204,406)	(67,214)

Total long-term debt	1,010,285	1,155,050

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

Debt of Aracruz Trading S.A. and Aracruz Trading International Ltd.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE), Arcel Finance Limited under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading International Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements were transferred to Aracruz Trading S.A and Aracruz Trading International Ltd..

As part of management’s liquidity strategy, in March 2006 the Company prepaid the notes issued in February 2002 (See table below). Additionally, the Company made a tender offer to the holders of notes issued in August 2003 and May 2004 to repurchase such notes, at the discretion of the holders. In September 2006 the Company prepaid the rest of the amount related to the notes issued in August 2003. In December 2006 the Company prepaid the rest of the amount related to the notes issued in May 2004. The table below summarizes such prepayments as well as the premium paid on prepayment:

				Outstanding
				balance (principal
				amounts)
		Annual
Original	Original line	Interest	Final	December
Tranche	of credit	charges	Due date	2005

February 2002	250,000	5.984%	March/2009	158,460
August 2003	400,000	7.048%	September/2011	378,120
May 2004	175,000	6.361%	May/2012	175,000

	825,000			711,580

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

Amounts prepaid during 2006:

		Premium paid on debt
Emission	Principal prepaid	amortization in advance

February 2002	145,950	2,113
August 2003	344,836	14,436
May 2004	163,625	4,596

	654,411	21,145

The premium paid on the debt amortization in advance was recognized against current earnings in the financial expenses caption.

b) International Finance Corporation (IFC)

In April 2006, the Company prepaid the loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group in the amount of US$ 50 million, with annual interest rates of 7.42% and semi-annual payments starting in December 2007 and final maturity in 2014.

c) Long-term portion payment schedule

The long-term portion of the Company's debt at December 31, 2006 falls due in the following years:

2008	69,215
2009	43,117
2010	38,419
2011	119,005
2012 and thereafter	885,294

Total	1,155,050

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

11.	Stockholders' equity

At December 31, 2006, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. , SODEPA. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%.

At December 31, 2006, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2006, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,184 million.

Appropriated retained earnings is composed by the following reserves:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development are a (see note 15). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

b) Investment reserve - the investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Based on the future investment plans already approved, the Annual Shareholders´ Meeting to be held in the beginning of 2007 will deliberate Management's proposal to increase capital, using part of the income reserves (investment and legal reserves), in the amount of approximately R$1,017,273 (equivalent to US$475,806 as of December 31, 2006).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.81%, 9.75% and 7,78.% for years 2004, 2005 and 2006, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

The Company paid US$ 252 million of dividends and interest on stockholders’ equity during the year ended December 31, 2006 and accrued US$ 37 million of interest on stockholders’ equity for payment in 2007 (US$139 million and US$66 million, respectively, during 2005).

Basic and diluted earnings per share

Basic and diluted earnings per share ("EPS") as of December 31, 2006, 2005 and 2004, as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

	Common	Class A Stock	Class B Stock
Stock

Voting Rights	Yes	No, except in the event that	No, except in the event that
		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights	consecutive years. Voting rights
		will then be granted until the	will then be granted until the
		dividends in arrears for those 3	dividends in arrears for those 3
		years are paid.	years are paid.

Privileges	None	Priority in the return of capital in	Priority in the return of capital
		the liquidation of the Company;	in the liquidation of the
Company;
Right to receive cash dividends in
		an amount 10% higher than	Right to receive cash dividends
		dividends attributable to each	in an amount 10% higher than
		common stock.	dividends attributable to each
common stock.
Priority in the distribution of a
minimum annual cash dividend
equivalent to 6% of the capital
attributable to it.

Conversion	None	Can be converted into Class B	Cannot be converted into Class
Features		Stock at any time, at the option and	A Stock nor to Common Stocks
		cost of the stockholder. Conversion	at any time.
rate 1:1.

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

The following presents the earnings per share calculations:

	2004
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	8,232	116,262	89,417	213,911
Undistributed earnings	513	7,243	5,570	13,326
Net income for the year	8,745	123,505	94,987	227,237

Weighted average number of shares	38,074	537,711	454,908

Basic and diluted earnings per share	0.23	0.23	0.21

	2005
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	7,326	103,606	79,679	190,611
Undistributed earnings	5,783	81,797	62,907	150,487
Net income for the year	13,109	185,403	142,586	341,098

Weighted average number of shares	38,022	537,739	454,908

Basic and diluted earnings per share	0.34	0.34	0.31

	2006
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	8,390	118,659	91,268	218,317
Undistributed earnings	9,107	128,814	99,079	237,000
Net income for the year	17,497	247,473	190,347	455,317

Weighted average number of shares	38,015	537,665	454,908

Basic and diluted earnings per share	0.46	0.46	0.42

There were no dilutive securities outstanding in 2004, 2005 and 2006.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

12.	Pension plan

The Company sponsors a contributory defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 1,714, US$ 2,449 and US$ 3,125 in 2004, 2005 and 2006, respectively, and represented the annual pension expense of the Company for the plan.

13.	Employee benefits

In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

14.	Contingencies and Commitments

(a)	Contingencies

(i)	Labor proceedings

Labor proceedings of greater value are those related to the effect of variation in the inflation indexes (economic plans) over the 40% penalty of the Mandatory Fund for Unemployment Benefit (FGTS) and additional amounts allegedly owed to certain employees that perform hazardous activities.

Labor Courts partially accepted Unions' arguments in collective proceedings that claimed additional amounts allegedly owed to certain employees that perform hazardous activities. The Company appealed to Higher Labor Courts. Notwithstanding, in October 2006 the collective labor proceedings of Barra do Riacho Unit related to such matter were finalized due to a settlement negotiated among the Company and the Unions, amounting to US$ 2.9 million.

At December 31, 2006, the Company had a total provision recorded for labor proceedings of US$ 14.1 million (US$ 16.7 million in 2005) and a corresponding deposit in an escrow account of US$ 5.8 million (US$ 7.0 million in 2005).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(ii)	Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$7.5 million in Court aiming to its annulment and, at December 31, 2006, has placed approximately US$ 10.4 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iii)	PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. The amount the Company did not pay pursuant to the provisional remedy, from July to December 2006, is approximately US$1.7 million.

At December 31, 2006, the provision for contingencies included US$ 74.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999 until September 2003.

(iv)	Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 35.5 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a part of that value and has been contesting other 17 notifications, in the amount of US$ 35.3 million. Based on the opinion of its legal advisors, who evaluate the chances of success in the judicial environment are between possible and probable, no provision has been recognized.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(v)	Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 89.6 million as of December 31, 2006 (US$ 74.4 million to December 2005).

(vi)	Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii)	Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution in the calculation basis of income tax.

(viii)	Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$ 23.1 million

The existing accrual at December 31, 2006 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$ 30.1 million.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(ix)	Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 13.3 million relating to several other legal disputes and has also made deposits in the amount of US$ 10.5 million in escrow accounts as of December 31, 2006.

(b)	Commitments

(i)	Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.3 million at December 31, 2006), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, as of the end of the year 2006, these invaders still occupy approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of December 31, 2006, during the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 4.4 million.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(ii)	“Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or-pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit margin as determined in the contract. There is remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.

(iii)	Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

15.	Fiscal incentives

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million. The Company presented its defense in January 2006 but its arguments have not been accepted by Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management's understanding, based on advice of external legal counsel, that tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of incorme tax payable from 2005 on and until a final Court decision has been granted.

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

16.	Guarantees of Veracel third-party debt

As of December 31, 2006, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 414.6 million. The expiration of the guarantees range from 2007 to 2015. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee is immaterial.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

17.	Derivative instruments and risk management activities

The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company’s functional currency to be the U.S. dollar and approximately 22% of the Company’s indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company’s overall risk management strategy. The Treasury reports to the Chief Financial Officer.

The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury.

(a)	Enterprise Risk Management - ERM

The Company is developing its Sustainability Plan, which comprises the ERM, a wide and structured long term approach of the main corporate risks of the company.

Following the best practices of Corporate Governance, the Company seeks to have full control of its main financial and intangible corporate risks. The methodology used by the Company, considers an evolution of impact and probability, regarding financial and intangibles corporate risks.

(b)	Foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility

During 2006 the Company has recognized, as financial income, gains of US$ 88.8 million (2005 - US$ 29.2 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis and as of December 31, 2006 outstanding contracts amounted US$ 1.4 million (as of December 31, 2005 outstanding contracts amounted US$4 million).

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

(c)	Interest rate risk management

The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2006 and 2005 the Company had no outstanding interest rate swap contracts.

(d)	Commodity price risk management

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

18.	Nonderivative financial instruments

Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value has been determined as follows:

Cash - the carrying amount of cash is a reasonable estimate of its fair value.

Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2006 and 2005. The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

19	Segment information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has determined that its operation has only one segment - pulp. Sales by geographic area are determined based on the location of the customers.

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,

	2004	2005	2006

North America	464,740	544,499	661,177
Europe	525,290	640,614	721,074
Asia	247,417	267,612	443,904
Other	19,201	16,921	18,871

Total	1,256,648	1,469,646	1,845,026

Sales to two unaffiliated customers represented 31% and 13% of net sales in 2006. Two unaffiliated customers represented 31% and 17% in 2005, and 28% and 14% in 2004. No other individual customers represented more than 10% of net sales.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)

20	Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,

	2005		2006
	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current assets
Cash and cash equivalents
Bank Safra S.A.	73,712		68,191
Banco Votorantin S.A	72,341		43,591
Long-term debt (including
current portion and accrued
finance charges)
BNDES – Banco Nacional
de Desenvolvimento
Econômico e Social		264,762		299,677

	146,053	264,762	111,782	299,677

	Year ended December 31,

	2004	2005	2006

	Expense	Expense	Expense
Income statement
Financial income
Banco Safra S.A.		(34,510)	(8,891)
Banco Votorantin S.A.		(13,085)	(7,308)
Financial expenses
BNDES – Banco Nacional de
Desenvolvimento Econômico e	43,879	50,126	48,121

	43,879	2,531	31,922

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer